E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

September 22, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng
Andrew Blume
Eranga Dias
Erin Purnell

Re:	APEX Global Solutions Ltd
Amendment No. 1 to Registration Statement on Form F-1 Filed September 8, 2025 File No. 333-289708

Ladies and Gentlemen:

We hereby submit the responses of APEX Global Solutions Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 18, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on September 8, 2025. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Registration Statement via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1 filed September 8, 2025

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note from your disclosure on page F-7 that the financial statements have been retroactively adjusted to reflect the voluntary surrender of the Class A and Class B ordinary shares by your shareholders on September 4, 2025 and the subsequent retirement of such shares. Given the retrospective presentation of the share reorganization in the historical financial statements, please request that your independent auditor provide you with a dual-dated or re-dated audit report as well as an updated consent to reflect the revised audit report.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have included a dual-dated audit report as well as an updated Exhibit 23.1 consent in the registration statement.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG.2

September 22, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Foo Ling Han, Chief Financial Officer of APEX Global Solutions Limited at +65 9673 5515.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Goh Kwang Yong, Chairman of the Board of Directors and Chief Executive Officer of APEX Global Solutions Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036